UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*


Truett-Hurst, Inc.
(Name of Issuer)

Class A Common stock
(Title of Class of Securities)

897871109
(CUSIP Number)

Spencer Grimes
Twinleaf Management, LLC
131 Brookwood Lane,
New Canaan, CT 06840
(203) 594-1441
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 6, 2016
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule
13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 897871109	SCHEDULE 13D

1	Names of Reporting Persons

	Twinleaf Management, LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding is Required
	Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization  Connecticut, USA

7	Sole Voting Power		0

8	Shared Voting Power		377,311

9	Sole Dispositive Power		0

10	Shared Dispositive Power	377,311

11	Aggregate Amount Beneficially Owned by each Reporting
Person
	377,311 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (see instructions)       [ ]

13	Percent of Class Represented by Amount in Row (11)

	8.761%

14	Type of Reporting Person (See Instructions)

	IA

As of December 6, 2016 Twinleaf Management, LLC is the beneficial owner of 377,311 shares of Class A Common Stock of Truett Hurst, Inc. The shares are allocated across nine (9) discretionary client accounts
(the "Client Accounts"). Such clients have the right to recieve or the power to direct the reciept of dividends from, or the proceeds from the sale of, such securities. No such client contains an interest relating to more than five percent (5%) of the class of securities.


1	Names of Reporting Persons

	Spencer Grimes, Managing Member of Twinleaf Management, LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY


4	Source of Funds (See Instructions) OO


5	Check if Disclosure of Legal Proceeding is Required
	Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization  USA

7	Sole Voting Power		0

8	Shared Voting Power		377,311*

9	Sole Dispositive Power		0

10	Shared Dispositive Power	377,311*

11	Aggregate Amount Beneficially Owned by each Reporting
Person
	377,311 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (see instructions)       [ ]

13	Percent of Class Represented by Amount in Row (11)

	8.761%

14	Type of Reporting Person (See Instructions)

	IN/HC

* As of December 6, 2016 Twinleaf Management, LLC is the beneficial owner of 377,311 shares of Class A Common Stock of Truett Hurst, Inc. The shares are allocated across nine (9) discretionary client accounts
(the "Client Accounts"). Such clients have the right to recieve or the power to direct the reciept of dividends from, or the proceeds from the sale of, such securities. No such client contains an interest relating to more than five percent (5%) of the class of securities. Spencer Grimes is the Managing
Member of Twinleaf Management, LLC and as a result posesses the power to vote and dispose or direct the disposition of all the shares referred to above, thus may be deemed to beneficially own a total of 377,311 shares of Class A Common Stock.


CUSIP No. 897871109	SCHEDULE 13D


Item 1.		Security and Issuer

The title of the class of equity security to which this statement on
Schedule 13D relates is the Class A Common Stock of Truett Hurst, Inc. The address of the issuer's principal executive offices is 125 Foss Creek Circle, Healdsburg, California 95448.


Item 2.		Identity and Background

(a)	This Schedule 13D is being filed by Twinleaf Management, LLC, a
Connecticut limited liability company, and by Spencer Grimes, a United States Citizen and Managing Member of
Twinleaf Management, LLC (the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is:

	Twinleaf Management, LLC
	131 Brookwood Lane,
	New Canaan, CT 06840

	Spencer Grimes is the Managing Member of
Twinleaf Management, LLC. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting
Persons are hereby filing a joint Schedule 13D.

(c) The principal business of Twinleaf Management, LLC is the performance of investment management and advisory services.
The principal business of Spencer Grimes is serving as the Managing Member of Twinleaf Management, LLC.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Twinleaf Management, LLC is a Connecticut limited liability company, and Spencer
Grimes is a United States Citizen.


Item 3.		Source and Amount of Funds or Other Consideration

The shares to which this statement relates were acquired by the Reporting Persons on behalf the clients for which Twinleaf Management, LLC serves as investment advisor, using client capital.
The aggregate dollar amount used to purchase the shares to which this statement relates is $1,326,567


Item 4.		Purpose of Transaction

The shares covered by this statement were originally acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer.

On December 6, 2016, it was determined the Reporting
Persons may initiate discussions with the Issuer's
Management and Board of Directors aimed at increasing shareholder value.

In addition, as investors in the Issuer, the Reporting
Persons may have general discussions
with representatives of the Issuer regarding various matters relating to the business and operations of the Issuer. The Reporting Persons may have conversations with other stockholders of the Issuer. In the course of such conversations with members of management, the board of directors and other stockholders, the Reporting
Persons may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

In addition, the Reporting Persons also intend to review the investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, changes to the composition of the board of directors, price levels of the Class A Common Stock and other securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the investment in the Issuer as they deem appropriate including, without limitation,
(i) purchasing additional securities of the Issuer in open market or privately negotiated transactions; (ii) selling all or part of the securities of the Issuer owned by such Reporting Person in open market or privately negotiated transactions; and/or (iii) one or more combinations of the foregoing. Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice.

Item 5.		Interest in Securities of the Issuer

(a) The aggregate percentage of Shares reported owned by each person named herein is based on 4,306,609 shares of Class A Common Stock outstanding as of December 6, 2016, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on September 30, 2016. As of the close of business on the date hereof, Twinleaf Management, LLC, as the investment advisor to nine (9) discretionary client accounts, may be deemed to beneficially own the 377,311 shares of Class A Common Stock allocated across the Client Accounts. Spencer Grimes, as the Managing Member of Twinleaf Management, LLC, may be deemed to beneficially own the 377,311 shares of Class A Common Stock allocated across the Client Accounts.

(b) The Reporting Persons possess the shared power to vote and to direct the disposition of the securities held by the Reporting Persons.

(c) The Reporting Persons conducted the following transactions on the in the past sixty (60) days. All of the following transactions were conducted on the open market and effectuated by Twinleaf Management, LLC for the benefit of the Client Accounts:

10/07/16	260 shares @ 1.8/share
10/12/16	2,000 shares @ 1.6801/share
10/14/16	10,164 shares @ 1.58/share
10/18/16	260 shares @ 1.73/share
10/26/16	4200 shares @ 1.64/share
10/27/16	600 shares @ 1.65/share
10/28/16	1,200 shares @ 1.81/share
11/01/16	800 shares @ 1.69/share
11/11/16	200 shares @ 1.789/share
11/14/16	9,800 shares @ 1.5997/share
11/15/16	25,000 shares @ 1.58/share
11/16/16	21,800 shares @ 1.71/share
11/17/16	15,600 shares @ 1.8/share
11/18/16	38,120 shares @ 1.87/share
11/21/16	24,600 shares @ 1.8422/share
11/23/16	4,100 shares @ 1.8663/share
11/30/16	1,500 shares @ 1.698/share
12/01/16	500 shares @ 1.739/share

(d) The Client Accounts of Twinleaf Management, LLC have the right to recieve or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares. No such client owns more than five percent (5%) of the Class A Common stock nor any other class of stock of the Issuer.

(e) Not Applicable


Item 6.		Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

On December 6, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on
Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits


Exhibit A	Joint Filing Agreement, dated December 6, 2016.



                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                December 6, 2016

                                TWINLEAF MANAGEMENT, LLC

                                /s/ Spencer Grimes
                                ------------------------------------------
                                Spencer Grimes
				Managing Member, Twinleaf Management, LLC



                                SPENCER GRIMES

                                /s/ Spencer Grimes
                                ------------------------------------------


EXHIBIT A

             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Class A Common Stock of Truett Hurst, Inc., a Delaware corporation. This Joint Filing
Agreement shall be filed as an Exhibit to such Statement.



                                December 6, 2016


                                TWINLEAF MANAGEMENT, LLC

                                /s/ Spencer Grimes
                                ------------------------------------------

                                Spencer Grimes
                                Managing Member, Twinleaf Management, LLC


                                SPENCER GRIMES

                                /s/ Spencer Grimes
                                ------------------------------------------



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)